[LETTERHEAD OF YUM CHINA HOLDINGS, INC.]

October 6, 2016

VIA EDGAR

Mr. Justin Dobbie
Legal Branch Chief

Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                 Yum China Holdings, Inc.
Registration Statement on Form 10
File No. 001-37762

Request for Acceleration

Dear Mr. Dobbie:

Reference is made to the Registration Statement on Form 10 (File No. 001-37762) (as amended to date, the “Registration Statement”), filed by Yum China Holdings, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”). We understand that the New York Stock Exchange (the “NYSE”) has certified to the Commission that the shares of common stock of the Company (the “Shares”) have been approved for listing and registration.

The Board of Directors of Yum! Brands, Inc. (“YUM”) has set October 19, 2016 as the record date for the distribution of the Shares, which is scheduled to occur on October 31, 2016. YUM and the Company would like for the Shares to commence trading on the NYSE on a “when issued” basis as soon as practicable and potentially as early as October 17, 2016, two days prior to the record date.  Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 12 p.m., Eastern time, on October 7, 2016, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please do not hesitate to contact our counsel, Benjamin M. Roth of Wachtell, Lipton, Rosen & Katz, at (212) 403-1378 or at BMRoth@wlrk.com.  We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Roth and that such effectiveness also be confirmed in writing.

YUM CHINA HOLDINGS, INC.

By:	/s/ Micky Pant
Name:	Micky Pant
Title:	Chief Executive Officer

cc:                                Benjamin M. Roth

Wachtell, Lipton, Rosen & Katz

Scott Catlett

Vice President and Deputy General Counsel, Yum! Brands, Inc.